SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------


                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended August 31, 1998

                                       or

               ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ___________________

                         Commission File Number: 1-11869


          FactSet Research Systems Inc. Employee Stock Ownership Plan
          -----------------------------------------------------------
                            (Full title of the plan)


                             Chief Financial Officer
                          FactSet Research Systems Inc.
                               One Greenwich Plaza
                          Greenwich, Connecticut 06830
                     -------------------------------------
                              (Address of the plan)



                          FactSet Research Systems Inc.
                  -------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                               One Greenwich Plaza

                          Greenwich, Connecticut 06830
                            ----------------------------
               (Address of issuer's  principal  executive  office)

                                      INDEX
                                                                            Page
                                                                            ----
Report of Independent Accountants                                             3


Financial Statements:
---------------------
Statement of Net Assets Available for Plan Benefits
     at August 31, 1998 and 1997                                              4

Statement of Changes in Net Assets Available for Plan Benefits for
     the Year Ended August 31, 1998                                           5

Notes to Financial Statements                                                 6

Additional Information:
------------------------
Schedule I - Item 27a - Schedule of Assets Held for
     Investment Purposes at August 31, 1998                                   8

Schedule II - Item 27d -  Schedule  of  Reportable                            9
     Transactions  9 for the Year Ended August 31, 1998

Signature                                                                    10

                        Report of Independent Accountants



To the Participants and Administrator
of the FactSet Research Systems Inc.
Employee Stock Ownership Plan:


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the FactSet Research Systems Inc. Employee Stock Ownership Plan (the "Plan") at August 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended August 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
New York, NY
January 29, 1999

                          FactSet Research Systems Inc.
                          Employee Stock Ownership Plan
              Statement of Net Assets Available for Plan Benefits
                           At August 31, 1998 and 1997

 Assets:                                    August 31,        1998          1997
                                                              ----          ----

Investment at fair value:
Common Stock of FactSet Research Systems Inc.          $26,644,079   $22,158,772

Receivable from FactSet Research Systems Inc.              750,000       600,000
                                                           -------       -------
Total assets                                            27,394,079    22,758,772

Liabilities                                                      -             -

                                                        ----------    ----------
Net assets available for plan benefits                 $27,394,079   $22,758,772
                                                       ===========   ===========



The accompanying notes are an integral part of these financial statements

                          FactSet Research Systems Inc.
                          Employee Stock Ownership Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                       For the Year Ended August 31, 1998

Additions:

     Receivable from FactSet Research Systems Inc.                      $750,000

     Unrealized gain on investment in common stock                     3,984,689
                                                                       ---------

          Total Additions                                              4,734,689

Deductions:
     Distributions to participants                                        99,382
                                                                       ---------
Increase in net assets during the plan year                            4,635,307

          Net assets available for plan benefits:

          Beginning of the year                                       22,758,772
                                                                      ----------
          Ending of the year                                         $27,394,079
                                                                     ===========



The accompanying notes are an integral part of this financial statement

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Notes to Financial Statements

Note 1 - DESCRIPTION OF THE PLAN

GENERAL

The FactSet Research Systems Inc. Employee Stock Ownership Plan (the "Plan" or "ESOP") was established effective September 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is intended to constitute a "qualified plan" within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and ERISA, as amended, and to qualify as an "employee stock ownership plan" under Section 4975(e)(7) of the Code. During the latest plan year, amendments to the Plan were made. Such amendments were for the purpose of updating the Plan for compliance with recently enacted tax and/or ERISA provisions.

The Plan is funded by optional annual contributions by FactSet Research Systems Inc. ("FactSet" or the "Company") as designated by its Board of Directors. The funds held under the Plan are invested in the Common Stock of FactSet. The Plan owned 826,173 and 807,609 shares of the Company's common stock at August 31, 1998 and 1997, respectively.

Effective August 31, 1998 and 1997, the Board of Directors authorized contributions of $750,000 and $600,000, respectively, to the Plan. Such amounts were used to purchase shares of the Company's common stock on September 1, 1998 and 1997, respectively, and are reflected as a receivable from FactSet Research Systems Inc. on the Statement of Net Assets Available for Plan Benefits.

Employees of the Company at fiscal year end (August 31) and have performed at least 1,000 hours of service during the plan year are generally eligible to participate in the Plan. When employee work records are not kept on an hourly basis, employees are credited with 190 hours of service for each month in which one hour of service was performed.

Contributions  in the  form of the  Company's  common  stock  are  allocated  to participant accounts in the proportion that each eligible participant's compensation bears to the aggregate compensation of all participants during the plan year. Eligible compensation for participants is capped at $120,000 during any one plan year. Contributions begin to vest upon completion of the employee's third year of service at a rate of 20% and continue at that rate in each successive year of service. Forfeited, non-vested interests in the Plan are allocated to the other participants' accounts upon meeting certain criteria as defined in the Plan.

The vested interests of plan participants are distributed in a lump sum upon such participant reaching the age of 65. A participant who reaches the age of 65 but remains employed by the Company may elect to receive the distribution of his or her vested interest as of the last day in any subsequent plan year, provided that in the case of a five percent shareholder the distribution shall begin no later than April 1, following the calendar year in which the participant attains the age of 70 1/2. When employment is terminated, distributions of vested interests are made according to the election of the former employee. Such distributions are generally payable in a lump sum and are initiated upon receipt of written notification from the former employee. The vested balance of a participant's account may be distributed in the form of cash, common stock of the Company or a combination thereof.


The Plan may be terminated at any time by the Company. The adjudication of the Company as a bankrupt entity, an assignment for the benefit of the creditors of the Company, the dissolution or liquidation of the Company, or the permanent discontinuance of contributions by the Company shall effect the termination of the Plan.

ADMINISTRATION AND EXPENSES

The Plan is administered by the ESOP Plan Committee , which has appointed officials of FactSet to act as trustees and assist in administering the Plan. The assets of the Plan are held in custody by The Bank of New York. WTR Consulting Group has been retained to act as recordkeeper for the Plan.

All expenses of the Plan including administrative costs are paid by the Company. Such costs include recordkeeping, participants reports, communications and transfer agent fees.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared according to the accrual basis of accounting.

VALUATION OF INVESTMENT

The common stock of the Company is carried at fair value at August 31, 1998 and 1997 based on the closing market price of the Company's common stock on the New York Stock Exchange.

UNREALIZED GAIN

Unrealized gain is the difference in the fair value of the Plan investment in the Company's common stock at August 31, 1998 and 1997 based on a weighted average share basis.

Note 3 - Income Taxes

The Plan is qualified under the appropriate section of the Code and it is intended that it will continue as a qualified plan. The Plan received a favorable determination letter from the IRS on April 18, 1995. The Plan has been amended since receiving the determination letter. However, the Plan Administrator, believes the Plan is designed to be and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, a provision for federal income taxes has not been made.

Note 4 - Subsequent Event

On January 8, 1999 the Company announced that its Board of Directors had approved a three-for-two stock split of the Company's shares of common stock and had declared a regular quarterly cash dividend of $0.05 per share on the post-split shares (equivalent to $.20 per annum). The three-for-two common stock split will be effected as a stock dividend. The additional shares of common stock will be distributed on February 5, 1999 to common stockholders of record at the close of business on January 22, 1999. As a result of the three-for-two common stock split, the number of common shares owned by the ESOP immediately prior to the record date will be increased by 50% as of the record date. The cash dividend will be paid on March 22, 1999 to common stockholders of record at the close of business on February 26, 1999. The dividend will be used to purchase additional shares of common stock based on the closing price of a share of the Company's common stock on dividend payment date.

                                                                      Schedule I
                          FactSet Research Systems Inc.
                          Employee Stock Ownership Plan
            Item 27a-Schedule of Assets Held for Investment Purposes
                               At August 31, 1998


                                   Shares            Cost          Current Value
                                   ------            ----          -------------

Common Stock of FactSet
 Research Systems Inc.             826,173     $3,320,000            $26,644,079

                                   Schedule II
                          FactSet Research Systems Inc.
                          Employee Stock Ownership Plan
                 Item 27d - Schedule of Reportable Transactions
                       For the Year Ended August 31, 1998


                                   Shares             Cost
                                   ------             ----

Purchase of Common Stock:
FactSet Research Systems Inc.      21,868         $600,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee and the Trustee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


FactSet Research Systems Inc. Employee Stock Ownership Plan

By: /s/ Ernest S. Wong                                   Date: February 12, 1999
----------------------
Senior Vice President,
Chief Financial Officer and Secretary